UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE § 240.13d-2(a)

(Amendment No. 5)

Mediware Information Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

584946107

(CUSIP Number)

John Billowits 20 Adelaide Street East, Suite 1200 Toronto, ON M5C 2T6 (416) 861-0630

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 584946107	13D	Page 2 of 16

1	NAMES OF REPORTING PERSONS Constellation Software Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,747,327
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,427,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,747,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 584946107	13D	Page 3 of 16

1	NAMES OF REPORTING PERSONS Mark Leonard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,747,327
	9	SOLE DISPOSITIVE POWER 318,632
	10	SHARED DISPOSITIVE POWER 1,427,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,747,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 584946107	13D	Page 4 of 16

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D initially filed on April 15, 2008 (the “Original Filing”) by Constellation Software Inc. (“Constellation”), as amended by Amendment No. 1 filed on May 21, 2008 (“Amendment No. 1”), as amended by Amendment No. 2 filed on November 14, 2008 (“Amendment No. 2”), as amended by Amendment No. 3 filed on August 24, 2009 (“Amendment No. 3”), as amended by Amendment No. 4 filed on July 16, 2010 (together, with the Original Filing, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Previous Filings”) with respect to common stock, $.10 par value (the “Shares”), of Mediware Information Systems, Inc. (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Previous Filings. This Amendment No. 5 is being made to disclose the disposition of securities of the Issuer by Constellation. As reported in the Previous Filings, Dexter Salna, President of the Homebuilder Operating Group, a wholly-owned subsidiary of Constellation, beneficially owns 700 Shares of the Issuer. As his beneficial ownership has not changed, he is not a “Reporting Person” for the purposes of this Amendment No. 5. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by Constellation in the Previous Filings.

ITEM 1. Security and Issuer.

Not Applicable.

ITEM 2. Identity and Background.

Item 2 of the Previous Filings is hereby amended and restated in its entirety as follows:

(a)-(f) This statement is being filed by Constellation Software Inc. (“Constellation”), an Ontario corporation with its principal business address and principal office located at 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6, Mark Leonard, President of Constellation and Dexter Salna, President of the Homebuilder Operating Group, a wholly-owned subsidiary of Constellation (collectively, the “Reporting Persons”). Attached hereto as Exhibit A, and incorporated herein by reference, is a Joint Filing Agreement among the Reporting Persons indicating that this statement is filed on behalf of each of such Reporting Person. The principal business address of Mark Leonard is Constellation Software Inc., 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6. The principal business address of Dexter Salna is Homebuilder Operating Group, 75 Frontenac Dr., Markham, Ontario, Canada L3R 6H2. The principal business of Constellation is to acquire, manage and build vertical market software businesses. Generally these businesses provide mission critical software to selected customers in both the public and private sectors. Some of the industries served include public transit authorities, municipal utilities, public housing authorities, district attorneys, private clubs, residential home builders, constructions companies and manufacturers.

The name, position, and present principal occupation of each of the principal executive officers of Constellation are as follows: Mark Leonard is the President, John Billowits is the Chief Financial Officer, Mark Miller is the Chief Operating Officer, Bernard Anzarouth is the Vice President of Business Development and Mark Dennison is the Secretary. The principal business address of these officers is c/o Constellation Software Inc., 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6. All of Constellation’s principal executive officers are Canadian citizens. The name, present principal occupation, and principal business address of each of the directors of Constellation are attached as Appendix A.

Constellation is a publicly traded corporation with its shares listed on the Toronto Stock Exchange. In addition to Mark Leonard, parties that may be deemed to control Constellation consist of its two most significant shareholders, (i) OMERS Administration Corporation, an Ontario statutory non-share capital corporation with principal executive offices at One University Avenue, Suite 800, Toronto, ON M5J 2P1 (“OMERS”), which holds shares of Constellation through its wholly-owned subsidiary OCP CSI Investment Holdings Inc., an Ontario corporation with its principal executive offices at Royal Bank Plaza,

CUSIP No. 584946107	13D	Page 5 of 16

South Tower, Suite 2010, 200 Bay Street, P.O. Box 6, Toronto, Ontario M5J 2J2 Canada (“OMERS Holdings”) and (ii) Birch Hill Equity Partners II, a private equity fund (f/k/a TD Capital Canadian Private Equity Partners) with its principal executive offices at 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1, whose general partner is Birch Hill Equity Partners II Ltd., an Ontario corporation with principal executive offices at 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1 (“Birch Hill Equity”). Birch Hill Equity is a wholly-owned subsidiary of Birch Hill Equity Partners II Holdings Limited an Ontario corporation with principal executive offices at 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1 (“Birch Hill Holdings”). Appendix B lists the name, position, present principal occupation, and principal business addresses of each of the directors and principal executive officers of OMERS Holdings and OMERS. Appendix C lists the name, position, present principal occupation, and principal business addresses of each of the directors and principal executive officers of Birch Hill Equity. Appendix D lists the name, position, present principal occupation, and principal business addresses of each of the directors and principal executive officers of Birch Hill Holdings. Other than as set forth herein, to the knowledge of Constellation, without specific inquiry, none of Constellation’s executive officers listed herein, directors listed on Appendix A, OMERS, OMERS Holdings, Birch Hill Equity, Birch Hill Holdings or any of the individuals set out in Appendix B, Appendix C or Appendix D holds Shares of the Issuer. The directors, executive officers and controlling parties of Constellation may be deemed to beneficially own Shares held by Constellation but disclaim any beneficial ownership except to the extent of any pecuniary interest therein.

During the past five years, none of Mark Leonard, Dexter Salna, Constellation or, to the knowledge of Constellation without specific inquiry, any of its executive officers listed herein, directors listed on Appendix A, OMERS, OMERS Holdings, Birch Hill Equity, Birch Hill Holdings or the individuals listed on Appendix B, Appendix C, and Appendix D hereto: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

Not Applicable.

ITEM 4. Purpose of Transaction.

Not Applicable.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Previous Filings is hereby amended and restated in its entirety as follows:

(a)-(b) The Shares that may be deemed beneficially owned by the Reporting Persons for purposes of Section 13(d) of the Securities Exchange Act of 1934 is 1,747,327, which represents 21.8% of the outstanding Shares. This percentage is based upon 8,015,000 Shares outstanding as of January 31, 2011 as listed in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2010. Constellation has shared power to control the vote of 1,747,327 Shares and shared power to dispose of 1,427,995 Shares. Mark Leonard has shared power to control the vote of 1,747,327 Shares and shared power to dispose of 1,427,995 Shares and sole power to dispose of 318,632 Shares. Dexter Salna has shared power to control the vote of 700 Shares and sole power to dispose of 700 Shares. The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Other than as set forth herein, to the knowledge of Constellation, without specific inquiry, none of Constellation’s executive officers listed herein, directors listed on Appendix A, OMERS, OMERS Holdings, Birch Hill Equity, Birch Hill Holdings or any of the individuals set out in Appendix B, Appendix C or Appendix D holds Shares of the Issuer. The directors, executive officers and controlling parties of Constellation may be deemed to beneficially own Shares held by Constellation but disclaim any beneficial ownership except to the extent of any pecuniary interest therein.

CUSIP No. 584946107	13D	Page 6 of 16

(c)	Mark Leonard has not effected any transactions in Shares of the Issuer in the last sixty 60 days. All transactions in Shares of the Issuer made by Constellation were open market sales as follows:

Date	Number of Shares	Average Price (excluding commission)
February 1, 2011	3,250	$11.3000

February 2, 2011	1,550	11.3026

February 7, 2011	7,005	11.3124

February 10, 2011	840	11.3657

March 1, 2011	800	11.3500

March 2, 2011	3,100	11.3584

March 3, 2011	200	11.3500

March 4, 2011	800	11.3600

March 7, 2011	18,754	13.1341

March 8, 2011	15,099	13.1209

(d)	To the knowledge of Constellation, without specific inquiry, none of the directors, officers or controlling parties of Constellation have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its securities. To the knowledge of Mark Leonard and Dexter Salna, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his securities.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

ITEM 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit A Joint Filing Agreement, dated March 11, 2011, by and between Constellation and Mark Leonard.

CUSIP No. 584946107	13D	Page 7 of 16

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2011

CONSTELLATION SOFTWARE INC.

By:	/s/ John Billowits
	Name:	John Billowits
	Title:	Chief Financial Officer

Dated: March 11, 2011

MARK LEONARD

By:	/s/ Mark Leonard
	Name:	Mark Leonard

CUSIP No. 584946107	13D	Page 8 of 16

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k), promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission this Statement on Schedule 13D (the “Statement”) to which this Joint Filing Agreement (the “Agreement”) is attached as an exhibit and any future amendments thereto, and agree that such Statement is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: March 11, 2011

CONSTELLATION SOFTWARE INC.

By:	/s/ John Billowits
	Name:	John Billowits
	Title:	Chief Financial Officer

MARK LEONARD

By:	/s/ Mark Leonard
	Name:	Mark Leonard

CUSIP No. 584946107	13D	Page 9 of 16

APPENDIX A

PRINCIPAL BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF DIRECTORS OF

CONSTELLATION

Directors:

Michael Mazan

Partner

Birch Hill Equity Partners Management Inc.

100 Wellington St West

PO Box 22

Suite 2300

Toronto, Ontario M5K 1A1

Canada

Citizenship: Canadian

Tim Patterson

Managing Director

OMERS Private Equity Inc.

Royal Bank Plaza,

South Tower,

200 Bay street, Suite 2010,

Box 6, Toronto, Ontario M5J 2J2

Canada

Citizenship: Canadian

Brian Aune

Private Investor

1800 McGill College Avenue

Suite 3010

Montreal QC H3A 3J6

Canada

Citizenship: Canadian

Ian McKinnon

Consultant

63 Fairfield Drive

Toronto Ontario M4P 1S9

Canada

Citizenship: Canadian

Stephen J. Dent

Chair

Birch Hill Equity Partners Management Inc.

100 Wellington St West

PO Box 22

Suite 2300

Toronto, Ontario M5K 1A1

Canada

Citizenship: Canadian

Paul G. Renaud

President

OMERS Private Equity Inc.

Royal Bank Plaza,

South Tower,

200 Bay street, Suite 2010,

Box 6, Toronto, Ontario M5J 2J2

Canada

Citizenship: Canadian

Stephen Scotchmer

Private Investor

Royal Trust Tower

Suite 2526

Toronto Dominion Centre

Toronto, ON M5K 1K2

Canada

Citizenship: Canadian

Mark Leonard

President and Chairman of the Board

Constellation Software Inc.

20 Adelaide St. East

Suite 1200

Toronto Ontario, M5C 2T6

Canada

Citizenship: Canadian

CUSIP No. 584946107	13D	Page 10 of 16

APPENDIX B

INFORMATION REGARDING OMERS HOLDINGS,

ITS DIRECTORS AND EXECUTIVE OFFICERS

Principal Business: Investment Holding Company Principal Address: OMERS Private Equity, Royal Bank Plaza, South Tower, Suite 2010, 200 Bay Street, P.O. Box 6, Toronto, Ontario M5J 2J2 Canada

Directors:

The principal business address of the directors is: c/o OMERS Private Equity, Royal Bank Plaza, South Tower, Suite 2010, 200 Bay Street, P.O. Box 6, Toronto, Ontario M5J 2J2 Canada

Paul G. Renaud

Citizenship: Canadian

Lisa Melchior

Citizenship: Canadian

Officers:

The principal business address of the following officers, unless otherwise indicated, is c/o OMERS Private Equity, (as above).

Paul G. Renaud Citizenship: Canadian	President

Lisa Melchior Citizenship: Canadian	Managing Director

Chantal Thibault Citizenship: Canadian	Secretary

Robert C. Hedges Citizenship: Canadian	Treasurer

Christine A. Sharp c/o OMERS Administration Corporation One University Avenue Suite 800 Toronto ON M5J 2P1 Canada Citizenship: Canadian	Assistant Secretary

CUSIP No. 584946107	13D	Page 11 of 16

INFORMATION REGARDING OMERS,

ITS DIRECTORS AND EXECUTIVE OFFICERS

Principal Business: Provider of pension services

Principal Address: OMERS Administration Corporation, 8th Floor, One University Avenue, Toronto, ON M5J 2P1 Canada.

Directors:

David Carrington

22 Baybrook Crescent

Scarborough, ON M1H 2R6

Canada

Citizenship: Canadian

Richard Faber

Retiree

9962 Pinetree Crescent

Grand Bend ON N0M 1T0

Canada

Citizenship: Dutch

John Goodwin

1177 Yonge Street, Suite 615

Toronto ON M4T 2Y4

Canada

Citizenship: Canadian

Rick Miller

776 Lake Trail Drive

Windsor ON N9G 2M9

Canada

Citizenship: Canadian

David O’Brien

1837 Snow Bunting Court

Mississauga, ON L5L 2Y8

Canada

Citizenship: Canadian

William E. Aziz

Hollinger Inc.

100 King Street West, Suite 3700

Toronto ON M5X 1C9

Canada

Citizenship: Canadian

Sheila Vandenberk

15 Fenwick Crescent

Unionville ON L3R 4H6

Canada

Citizenship: Canadian

Michael Power

209 McKenzie Avenue East, Box 382

Geraldton ON P0T 1M0

Canada

Citizenship: Canadian

John Sabo

York Catholic District School Board

320 Bloomington Road West

Aurora ON L4G 3G8

Canada

Citizenship: Canadian

Eugene Swimmer

School of Public Policy and Admin

Carleton University, Room 1001, Dunton Tower

1125 Colonel By Drive

Ottawa ON K1S 5B6

Canada

Citizenship: Canadian

John Weatherup

17 Elvin Avenue

Toronto ON M6N 4J1

Canada

Citizenship: Canadian

Laurie Nancekivell

56 Sundridge Court

London ON N5Z 4R5

Canada

Citizenship: Canadian

F. Leslie Thompson

123 Major Street

Toronto ON M5S 2K9

Canada

Citizenship: Canadian

James Phillips

226 Old Country Place

Kitchener ON N2E 3A4

Canada

Citizenship: Canadian

CUSIP No. 584946107	13D	Page 12 of 16

Executive Officers:

The principal business address of the following executive officers, unless otherwise indicated, is c/o OMERS Administration Corporation, 8th Floor, One University Avenue, Toronto, ON M5J 2P1 Canada. The citizenship of all officers listed is Canadian.

Michael J. Nobrega	President and Chief Executive Officer

R. Michael Latimer	Executive Vice President and Chief Investment Officer

Patrick G. Crowley	Executive Vice President and Chief Financial Officer

John W. Macdonald	Executive Vice President and Chief Operating Officer

G. Blair Cowper-Smith	Chief Legal Officer and Executive Vice President, Corporate Affairs

Jennifer Brown	Chief Pension Officer and Executive Vice President

Warren Bell	Executive Vice President and Chief Human Resources Officer

James Donegan c/o OMERS Capital Markets Royal Bank Plaza North Tower, Suite 1800 200 Bay Street Toronto ON M5J 2J2 Canada	President, OMERS Capital Markets and Chief Executive Officer, OMERS Capital Markets

James A. Roks	Corporate Secretary

Christine A. Sharp	Assistant Corporate Secretary

Danial K. Lam	Assistant Corporate Secretary

Danny Chan c/o OMERS Capital Markets Royal Bank Plaza North Tower, Suite 1800 200 Bay Street Toronto ON M5J 2J2 Canada	Assistant Corporate Secretary

CUSIP No. 584946107	13D	Page 13 of 16

APPENDIX C

INFORMATION REGARDING BIRCH HILL EQUITY,

ITS DIRECTORS AND EXECUTIVE OFFICERS

Principal Business: General Partner (for Private Equity Fund)

Principal Address: Birch Hill Equity Partners Management Inc., 100 Wellington Street West, 23rd Floor, PO Box 22, Toronto, ON M5K 1A1 Canada

Directors:

Joseph P. Wiley

Chief Executive Officer

Birch Hill Equity Partners Management Inc.

100 Wellington Street West

PO Box 22, Suite 2300

Toronto, ON M5K 1A1

Canada

Citizenship: Canadian

Stephen J. Dent

Chair

Birch Hill Equity Partners Management Inc.

100 Wellington Street West

PO Box 22, Suite 2300

Toronto, ON M5K 1A1

Canada

Citizenship: Canadian

John B. MacIntyre

President Birch Hill Equity Partners Management Inc.

100 Wellington Street West

PO Box 22, Suite 2300

Toronto, ON M5K 1A1

Canada

Citizenship: Canadian

David Samuel

Executive Vice President

100 Wellington Street West

PO Box 22, Suite 2300

Toronto, ON M5K 1A1

Canada

Citizenship: Canadian

CUSIP No. 584946107	13D	Page 14 of 16

Executive Officers:

The principal business address of the following executive officers is c/o Birch Hill Equity Partners Management Inc. (as above). The citizenship of all officers is Canadian.

Stephen J. Dent	Chairman

John B. MacIntyre	President

Joseph P. Wiley	CEO

Pierre Schuurmans	COO

Lori Evans	General Counsel & Secretary

Peter Zissis	CFO

Michael Mazan	Sr. Vice President

Michael J. Salamon	Sr. Vice President

Paul R. Henry	Sr. Vice President

David Samuel	Executive Vice President

John T. Loh	Sr. Vice President

William C. Stevens	Vice President

Thecla E. Sweeney	Vice President

Matthew Kunica	Vice President

Rocco Bryan	Vice President

CUSIP No. 584946107	13D	Page 15 of 16

APPENDIX D

INFORMATION REGARDING BIRCH HILL HOLDINGS,

ITS DIRECTORS AND EXECUTIVE OFFICERS

Principal Business: Holding Company

Principal Address: Birch Hill Equity Partners Management Inc., 100 Wellington Street West, 23 rd Floor, Toronto, ON M5K 1A1

Directors:

Joseph P. Wiley Director Birch Hill Equity Partners Management 100 Wellington Street West PO Box 22, Suite 2300 Toronto, ON M5K 1A1 Canada Citizenship: Canadian	Pierre Schuurmans Director Birch Hill Equity Partners Management Inc. 100 Wellington Street West PO Box 22, Suite 2300 Toronto, ON M5K 1A1 Canada Citizenship: Canadian

Richard H. Greene Director Birch Hill Equity Partners Management 100 Wellington Street West PO Box 22, Suite 2300 Toronto, ON M5K 1A1 Canada Citizenship: Canadian	Michael Salamon Director Birch Hill Equity Partners Management Inc. 100 Wellington Street West PO Box 22, Suite 2300 Toronto, ON M5K 1A1 Canada Citizenship: Canadian

CUSIP No. 584946107	13D	Page 16 of 16

Executive Officers:

The principal business address of the following executive officers is c/o Birch Hill Equity Partners Management Inc. (as above). The citizenship of all officers is Canadian.

Stephen J. Dent	Chairman

John B. MacIntyre	President

Joseph P. Wiley	CEO

Pierre Schuurmans	COO

Peter Zissis	CFO

Lori Evans	General Counsel & Secretary

Michael Mazan	Sr. Vice President

Michael J. Salamon	Sr. Vice President

Paul R. Henry	Sr. Vice President

David Samuel	Executive Vice President

John T. Loh	Sr. Vice President

Thecla E. Sweeney	Vice President

Bryan Rocco	Vice President

William C. Stevens	Vice President

Matthew Kunica	Vice President